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                                                               EXHIBIT (a)(1)(F)

To All Vari-L Optionholders Eligible to Participate in the Offer to Exchange:

REMINDER - If you are electing to exchange your Eligible Option Grant under the Stock Option Exchange Program, the deadline to deliver your Election Form to Dannette Boyd is May 23, 2002 at 12:00 midnight, U.S. Mountain Time.

A copy of the Election Form can be found in your Option Exchange Program Packet. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

If you are not electing to tender your outstanding Eligible Option Grant for exchange, then no action is required on your part.

If you have any questions regarding the Stock Option Exchange Program, contact Dannette Boyd at dboyd@vari-l.com or at (303) 371-1560 x448.



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